November 13, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Scott Anderegg

Re:	El Paso Pipeline Partners, L.P. (“the Company”) Registration Statement on Form S-1 (File No. 333-145835)
Ladies and Gentlemen:
     As Representatives of the several Underwriters of up to 28,750,000 Common Units of El Paso Pipeline Partners, L.P. (“the Company”), we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. NYT on November 15, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 8, 2007 through the date hereof:
     Preliminary Prospectus dated November 8, 2007:
     30,501 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advises that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEHMAN BROTHERS INC. CITIGROUP GLOBAL MARKETS INC. GOLDMAN, SACHS & CO. UBS SECURITIES LLC As Representatives of the several Underwriters
By:	LEHMAN BROTHERS

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President